EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2008	2007	2006
	(In thousands, except per share data)
BASIC

Net Income (Loss)	$(1,962)	$724	$2,096
/ Weighted Average Shares	3,731	3,833	4,014

Basic Earnings Per Share	($0.53)	$0.19	$0.52

DILUTED

Net Income (Loss)	$(1,962)	$724	$2,096
/ Weighted Average Shares	3,737	3,875	4,081

Diluted Earnings Per Share	$(0.53)	$0.19	$0.51

Notes:

-	Where applicable, diluted share computations include the effects of outstanding stock options.

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